Thornburg Investment Trust 485BPOS

Exhibit (d)(2)

TENTH AMENDMENT AND SUPPLEMENT TO

SECOND AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

OF

THORNBURG INVESTMENT TRUST

In accordance with paragraph 9 of the Second Amended and Restated Investment Advisory Agreement of Thornburg Investment Trust dated February 1, 2005, the Second Amended and Restated Investment Advisory Agreement is made applicable to Thornburg Summit Fund effective February 27, 2019, and the annual percentage fee rate applicable to Thornburg Summit Fund in accordance with paragraph 5 thereof shall be:

Net Assets of Fund	Annual Rate
0 to $500 million	0.75%
$500 million up to $1 billion	0.70%
$1 billion to $1.5 billion	0.65%
$1.5 billion up to $2 billion	0.625%
More than $2 billion	0.60%

THORNBURG INVESTMENT TRUST

By:	/s/ Troy Statczar

THORNBURG INVESTMENT MANAGEMENT, INC.

By:	/s/ Nimish S. Bhatt

CWNT:\INVESTMENT TRUST\Summit Fund\10th amend & supp to 2nd amend & restated investment advisory agt.doc